UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 7 )*

Dow Jones & Company, Inc. (Name of Issuer)
Class B Common Stock (Title of Class of Securities)
260561204 (CUSIP Number)
Dennis R. Delaney Hemenway & Barnes 60 State Street Boston, MA 02109 617 557-9722 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 01, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 260561204

1.	Names of Reporting Persons. Michael B. Elefante I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,205,218 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,205,218 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Line 8 above.

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 45.96%

14.	Type of Reporting Person OO
Note to Line 4: Source of funds is OO - other, as ownership was acquired by appointment as trustee of trusts. Note to Line 14: OO - the type of reporting person is other - Trustee.
2

Item 4. Purpose of Transaction
         The response set forth in Item 4 of the undersigned's 6th amendment to Schedule 13D is hereby amended by adding to the end of such response the following:

Since the time that members of the Bancroft family and trustees of trusts holding shares of the Issuer for the benefit of members of the Bancroft family were first advised of the possibility of a proposal by News Corporation to acquire the Issuer, various members of the family and trustees have been discussing whether they would be interested in the transaction proposed by News Corporation. To aid the family members and trustees in their decision-making process, on April 24, 2007, Merrill Lynch made a presentation to members of the family and trustees. Various discussions and communications among family members and trustees continued to ensue as to whether they would be interested in the proposed transaction. On May 1, 2007, it became apparent that family members and trustees holding a majority of the voting power of the Issuer were not interested in the News Corporation proposal and would vote the shares of the Issuer over which they have voting control against any transaction reflecting the terms of the proposal. The Issuer and its board of directors were so advised, and the Issuer made an announcement to that effect on May 1, 2007.

As a result of the matters described above, the undersigned may be deemed to constitute a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with other members of the Bancroft family and Bancroft trustees who were not interested in the News Corporation proposal. The undersigned hereby (i) disclaims any membership in any such group, (ii) does not affirm the existence of such a group, and (iii) except as otherwise may be expressly indicated in this Schedule 13D, disclaims any beneficial ownership of any shares of the Issuer that may be or are beneficially owned by, among others, other members of the family or trustees.

3

Item 5. Interest in Securities of the Issuer.

(a)	See Lines 11 and 13 of the cover page.

(b)
(1) The undersigned shares the voting and dispositive power as a co-trustee over 9,205,218 shares of the issuer's stock with the following persons:

(A) With Michael J. Puzo over 3,477,000 shares of stock;
(B) With Kurt F. Somerville and Jane C. MacElree over 1,584,195 shares of stock;
(C) With Kurt F. Somerville over 1,770,030 shares of stock;
(D) With Wendy S. Blau over 1,825 shares of stock;
(E) With Kurt F. Somerville, Bayne Stevenson and Elizabeth Steele over 1 share of stock;
(F) With Richard D. Leggat over 55,500 shares of stock;
(G) With Elizabeth Steele over 383,401 shares of stock;
(H) With Martha S. Robes over 7,790 shares of stock;
(I) With Martha S. Robes and Dana R. Robes over 26,128 shares of stock;
(J) With Jane B. Meyer over 1,480 shares of stock;
(K) With Timothy J. Herbert over 35,715 shares of stock;
(L) With Martha S. Robes, Elizabeth Steele and Dana R. Robes over 355,970 shares of stock;
(M) With Catherine G. Harrison over 4,018 shares of stock;
(N) With Bayne Stevenson over 8,001 shares of stock;
(O) With Jane B. Meyer and Wendy S. Blau over 1,435 shares of stock;
(P) With Kurt F. Somerville and U.S. Trust Company, N.A. over 45,700 shares of stock;
(Q) With Kurt F. Somerville, U.S. Trust Company, N.A. and Jane C. MacElree over 1,440,250 shares of stock;
(R) With Bayne Stevenson and U.S. Trust Company, N.A. over 3,029 shares of stock; and
(S) With Fiduciary Trust Company over 3,750 shares of stock.

(2)(A)(i) Michael J. Puzo, Esq. and Kurt F. Somerville, Esq.;
(ii) Hemenway & Barnes, 60 State Street, Boston, MA 02109-1899;
(iii) attorney and professional fiduciary;
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States.

(2)(B)(i) Jane C. MacElree;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) none;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(C)(i) Bayne Stevenson;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) real estate developer;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(D)(i) Elizabeth Steele;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) real estate developer;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(E)(i) Wendy S. Blau;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) none;
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States.

(2(F)(i) Martha S. Robes;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) former director (now retired), Dow Jones & Company, Inc.,
World Financial Center, 200 Liberty Street, New York, New York 10007;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(G)(i) Richard D. Leggat, Esq.
(ii) c/o Bingham Dana, LLP, 150 Federal Street, Boston MA 02110;
(iii) attorney and professional fiduciary;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(H)(i) Dana R. Robes;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) owner, Dana Robes Wood Craftsmen, Inc.;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(I)(i) Timothy J. Herbert
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) builder;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(J)(i) Jane B. Meyer
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) none;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(K)(i) Catherine G. Harrison
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) none
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(L)(i) U.S. Trust Company, N.A.;
(ii) 225 Franklin Street, Boston, MA 02109;
(iii) none;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(M)(i) Fiduciary Trust Company;
(ii) 175 Federal Street, Boston, MA 02110;
(iii) trust management;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the information contained in Item 4, above, and the legal responsibilities of the undersigned and co-trustees to act together in carrying out the terms of the applicable governing instruments, there are no such contracts, arrangements, understandings or relationships.

4

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 04, 2007
Michael B. Elefante
By:	/s/ Dennis R. Delaney Dennis R. Delaney
Title:	Attorney-in-Fact for Michael B. Elefante

5